Exhibit 99.1

LOBO EV TECHNOLOGIES LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of
	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$1,424,211	$1,379,434
Restricted cash	-	510,156
Accounts receivable, net	2,499,902	1,506,894
Inventories, net	10,503,790	8,592,767
Prepaid expenses and other current assets	4,428,402	7,689,423
Assets held for sale	-	1,527,589
Total current assets	18,856,305	21,206,263
Property and equipment, net	795,059	728,438
Intangible assets, net	568,307	871,044
Operating lease right-of-use assets, net	882,207	1,037,883
Deferred tax assets	179,293	175,960
Total Assets	21,281,171	24,019,588

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,603,490	$2,217,720
Advances from customers	1,476,711	1,843,976
Other current payables	4,875,499	1,798,252
VAT payable	715,365	550,439
Taxes payable	605,130	383,719
Amounts due to related parties	191,739	712,410
Short-term Loan	1,635,082	132,777
Convertible note payable, net	51,225	12,820
Liabilities held for sale	-	5,486,344
Operating lease liabilities, current	929,017	768,544
Total current liabilities	12,083,258	13,907,001
Long-term Loan	168,718	236,513
Operating lease liabilities, non-current	415,821	554,366
Total liabilities	12,667,797	14,697,880

Commitments and contingencies	-	-

Equity:
Common stock* (par value of $0.001 per share, 50,000,000 shares authorized, 11,892,744 and 8,630,000 Common stock issued and outstanding as of June 30, 2025 and December 31, 2024, respectively; 11,892,744 and 7,780,000 Common stock outstanding as of June 30, 2025 and December 31, 2024, respectively)	11,893	8,630
Additional paid-in capital	9,779,056	8,781,273
Retained earnings	(1,055,235)	644,930
Accumulated other comprehensive income	(401,540)	(577,762)
Statutory reserve	279,200	464,637
Total Equity	8,613,374	9,321,708

Total Liabilities and Equity	$21,281,171	$24,019,588

The Pre-delivery 850,000 Shares were not considered outstanding as of December 31, 2024 (Note 13).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-1

LOBO EV TECHNOLOGIES LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars except for number of shares)

	Six Months Ended June 30,
	2025	2024
Revenues	$12,091,762	$12,132,668
Cost of revenues	10,149,305	10,768,717
Gross Profit	1,942,457	1,363,951

Operating expenses
Selling and marketing expenses	338,080	329,471
General and administrative expenses	1,701,458	878,547
Research and development expenses	1,053,921	245,642
Total operating expenses	3,093,459	1,453,660

Operating (loss)/income	(1,151,002)	(89,709)

Other expenses (income)
Interest expense	1,437,601	(19,964)
Gain on disposal of subsidiaries	(50,545)	-
Other income	(86,714)	(45,537)
Total other income, net	1,300,342	(65,501)

(loss)/Income before income tax expense	(2,451,344)	(24,208)
Income tax expense	170,825	289,039
Net (loss)/Income	(2,622,169)	(313,247)

Net (loss)/Income	(2,622,169)	(313,247)
Less: Net (loss)/income attributable to non-controlling interest	-	10,729
Net (loss)/income attributable to LOBO EV Technologies LTD	(2,622,169)	(302,518)

Net (loss)/Income	(2,622,169)	(313,247)
Foreign currency translation adjustments	176,222	(168,701)
Total comprehensive (loss) income	(2,445,947)	(481,948)
Less: Comprehensive net (loss) attributable to noncontrolling interests	-	(27,327)
Total comprehensive (loss) income attributable to LOBO EV Technologies LTD	$(2,445,947)	(454,621)

Net (loss)/income per share, basic and diluted	$(0.28)	$(0.04)
Weighted average shares outstanding, basic and diluted	9,368,223	7,143,077

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common stock		Shareholders	Additional paid-in	Statutory	(Accumulated deficit) Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Share	Amount	subscription	capital	reserves	earnings	loss	equity	Interest	equity
Balance as of December 31, 2023	6,400,000	6,400	-	3,013,333	521,566	2,490,044	(377,790)	5,653,553	225,067	5,878,620
Share issuance upon initial public offering, net of issuance costs	1,380,000	1,380		2,694,947	-	-	-	2,696,327		2,696,327
Net income			-	-	-	(302,518)	-	(302,518)	(10,729)	(313,247)
Appropriation to statutory reserves	-	-		-	85,315	(85,315)		-	-	-
Foreign currency translation adjustments							(152,103)	(152,103)	(16,598)	(168,701)
Balance as of June 30, 2024	7,780,000	7,780	-	5,708,280	606,881	2,102,211	(529,893)	7,895,259	197,740	8,092,999

(In U.S. dollars except for number of shares)

	Common stock		Shareholders	Additional paid-in	Statutory	(Accumulated deficit) Retained	Accumulated other comprehensive	Total shareholders’	Non- controlling	Total
	Share	Amount	subscription	capital	reserves	earnings	loss	equity	Interest	equity
Balance as of December 31, 2024	8,630,000	8,630	-	8,781,273	464,637	644,930	(577,762)	9,321,708	-	9,321,708
Common stock issued for conversion of convertible notes	2,762,744	2,763		1,379,901				1,382,664		1,382,664
Common stock issued for services	500,000	500		354,450				354,950		354,950
Net loss						(2,622,169)		(2,622,169)		(2,622,169)
Appropriation to statutory reserves					114,756	(114,756)		-		-
Foreign currency translation adjustments							176,222	176,222		176,222
Disposal of subsidiary				(736,568)	(300,193)	1,036,761		-		-
Balance as of June 30, 2025	11,892,744	11,893	-	9,779,056	279,200	(1,055,235)	(401,540)	8,613,373.74	-	8,613,374

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

LOBO EV TECHNOLOGIES LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. d

	For the six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	(2,622,169)	(313,247)
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	364,331	503,769
Common stock issued for services	354,950	-
Investment income	(20,113)	55,461
Gain on disposal of subsidiary	(50,545)	-
Amortization of Convertible Note issuance cost and debt discount upon conversion	1,421,069	-
Changes in Operating Assets and Liabilities
Accounts receivable	(952,628)	135,391
Inventories	(1,726,797)	(3,304,383)
Prepaid expenses and other current assets	3,358,866	(679,115)
Deferred Tax Asset
Accounts payable	(648,149)	375,299
Advance from customers	(1,212,522)	1,114,290
Other current payables	(14,258)	7,085
VAT payable	171,831	372,087
Taxes payable	192,287	497,711
Operating lease Liabilities	170,091	122,957
Net cash (used in) provided by operating activities	(1,213,756)	(1,112,695)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest-free loan to related parties	-	(7,123,895)
Interest-free loan repaid by related parties	-	7,102,415
Purchase of short-term investment	(551,526)	(185,564)
Sale of short-term investment	571,639	-
Proceeds from disposal of subsidiary	206,822	-
Purchase of property and equipment	(95,215)	(54,716)
Purchase of intangible assets	-	(503,617)
Net cash used in investing activities	131,720	(765,377)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Common stock for cash, net of issuance costs	-	1,380
Proceeds of interest-free loan from related parties	382,484	248,842
Repayments of interest-free loan to related parties	(1,180,782)	(428,618)
Proceeds from short-term loan	1,481,385	-
Proceeds from additional paid in capital	-	2,694,947
Repayments of long-term borrowings	(71,389)
Net cash provided by financing activities	611,698	2,516,551

Effect of exchange rate changes on cash and cash equivalents	4,959	6,367

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(465,379)	644,846
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	1,889,590	470,335
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	1,424,211	1,115,181

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	-	(656)
Interest	(26,741)	(4,986)

NON-CASH TRANSACTIONS
Common stock issued upon conversion of debt and accrued interest	1,382,664	-
Non-cash consideration received from disposal of subsidiary	3,515,981	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

LOBO EV TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Lobo EV Technologies Ltd. (“LOBO”) was incorporated as an exempted holding company under the laws of the British Virgin Islands on October 25, 2021. LOBO does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiary of such entity. LOBO and its subsidiaries are hereinafter collectively referred to as “the Company”. LOBO is an innovative electric vehicles manufacturer and seller. It is a high-tech company specializing in manufacturing a wide range of eco-friendly electric vehicles and home-used robotic products through its wholly-owned subsidiaries. As described below, LOBO, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

The Reorganization of the Company’s legal structure was completed on March 14, 2022. The Reorganization involved (i) the incorporation of LOBO in the British Virgin Islands as a holding company; (ii) the incorporation of LOBO Holdings Limited in Hong Kong (“LOBO HK”), as a wholly-owned subsidiary of LOBO; (iii) the share transfer of Jiangsu LOBO from Jiangsu LOBO’s shareholders to LOBO HK, resulting in Jiangsu LOBO becoming a wholly-owned subsidiary of LOBO HK in the PRC.

LOBO is a holding company and had not commenced operations until the Reorganization was complete.

During the periods presented in these consolidated financial statements, the control of the entities has never changed (always under the control of the PRC Shareholders). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

In March 2023, LOBO HK entered into a supplemental agreement with Jiangsu LOBO’s former shareholders, and agreed the consideration for the share transfer of Jiangsu LOBO to LOBO HK shall be $1,437,646 (RMB 10,000,000), the registered capital amount of Jiangsu LOBO since its incorporation in November 2021. The pro-rata amount to each shareholder of Jiangsu LOBO was documented in the initial share transfer agreement entered in March 2022, when LOBO HK and former Jiangsu LOBO shareholders’ decided the consideration to be zero at the time.

In March 2023, when LOBO HK and former Jiangsu LOBO Shareholders entered into the supplemental agreement, the nature of the share transfer transaction did not change, which is still an acquisition under common control. The supplemental agreement is part of the Reorganization process.

Jiangsu LOBO former shareholders include related parties who are also officers of LOBO under current structure, hence the acquisition was accounted for as common control acquisition in accordance with ASC 805-50-45-5. Under the guidance, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time.

F-5

The reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and therefore, the consideration amount of $1,437,646 is retrospectively adjusted as of the beginning of the first period presented in the accompanying consolidated financial statements (Retrospective Adjustment -1).

On March 1, 2023, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued Common stock of 50,000 to 50,000,000, and decreased the par value of Common stock from $1 to $0.001. Then the shareholders surrendered a pro-rata number of Common stock of 44,300,000 to the Company for no consideration and thereafter cancelled. The surrendered shares have been retrospectively adjusted as of the beginning of the first period presented in the accompanying consolidated financial statements.

On September 15, 2023, the Company issued 700,000 shares on a pro-rata basis to the existing shareholders as stock dividend. The fair value of the stock dividend is determined to be $2,212,000 at $3.16 per ordinary share. As of October 15, 2023, the Company has 50,000,000 Common stock authorized, with 6,400,000 Common stock issued and outstanding. The stock dividend, all share and per share data are retroactively adjusted as of the beginning of the first period presented in the accompanying consolidated financial statements.

The consolidated financial statements reflect the activities of LOBO and each of the following entities:

			Percentage
	Date of	Place of	of effective
Name	Incorporation	incorporation	ownership	Principal Activities
Wholly owned subsidiaries
LOBO EV Technologies Ltd (LOBO BVI)	October 2021	BVI	100%	Holding company
LOBO Holdings Ltd (LOBO HK)	November 2021	HK	100%	Investment holding company
LOBO MATRIX INVEST LTD (LOBO MATRIX)	September 2024	BVI	100%	Investment holding company
LOBO Scientific INC. (LOBO Scientific)	November 2024	U.S.	100%	Investment holding company
Jiangsu LOBO Electric Vehicle Co. Ltd (Jiangsu LOBO)	November 2021	PRC	100%	WFOE, a holding company
Beijing LOBO Intelligent Machine Co., Ltd (Beijing LOBO)*	August 2014	PRC	100%	Domestic sales and outsourcing special models of e-bicycle and UVT
Tianjin LOBO Intelligent Robot Co., Ltd (Tianjin LOBO)	October 2021	PRC	100%	Production of electric bicycles, urban tricycles and elderly scooters
Guangzhou LOBO Intelligent Technologies Co. Ltd (Guangzhou LOBO)*	May 2019	PRC	100%	Software development for automotive electronics
Wuxi Jinbang Electric Vehicle Manufacture Co., Ltd (Wuxi Jinbang)*	October 2002	PRC	85%	Production of electric bicycles and electric moped
Tianjin Bibosch Intelligent Technologies Co., Ltd (Tianjin Bibosch)	March 2022	PRC	100%	Foreign sales of e-bicycle and UVT
Wuxi Zella Technology Trading Co., Ltd. (Wuxi Zella)	August 2024	PRC	100%	Trade agency company
Dezhou LOBO Intelligent Manufacturing Co., Ltd. (Dezhou LOBO)	April 2025	PRC	100%	Manufacture and Sale of General Equipment

*	The Company has disposed the subsidiaries.

F-6

On November 28, 2024, the board directors’ meeting of the company resolved that Jiangsu LOBO Electric Vehicle Co., Ltd. (hereinafter referred to as “Jiangsu LOBO”), a wholly-owned subsidiary of the company, would sell Guangzhou LOBO Intelligent Technology Co., Ltd. (hereinafter referred to as “Guangzhou LOBO”), a wholly-owned subsidiary of Jiangsu LOBO, to Yang Chengliang at a transfer equity price of RMB 18,000. On December 2, 2024, Jiangsu LOBO and Yang Chengliang signed an equity transfer agreement. On December 11, 2024, the industrial and commercial information of Guangzhou LOBO was changed, and the day after that, the materials were handed over with the buyer, and the control right of Guangzhou LOBO had been completely transferred to the buyer, completing the disposal of Guangzhou LOBO.

On December 10, 2024, the board directors’ meeting of the company resolved that Beijing LOBO Intelligent Machine Co., Ltd. (hereinafter referred to as “Beijing LOBO”), a wholly-owned subsidiary of the company, would sell 85% of the equity of its subsidiary, Wuxi Jinbang Electric Vehicle Manufacturing Co., Ltd. (hereinafter referred to as “Wuxi Jinbang”), to Wang Jiaqian at a transfer equity price of RMB 9.18 million. On December 15, 2024, Beijing LOBO and Wang Jiaqian signed an equity transfer agreement. On December 30, 2024, the industrial information change of Wuxi Jinbang was completed, and the day after, the materials were handed over to the buyer. The control right of Wuxi Jinbang has been completely transferred to the buyer, and the disposal of Wuxi Jinbang has been completed.

On December 30, 2024, the board of directors of the Company decided to sell its wholly-owned subsidiary Beijing Luobei Intelligent Machine Co., LTD. On March 28, 2025, the board of directors’ meeting of the company decided to sell Beijing Lobo to Guo Yafang at the transfer equity consideration of RMB 27,000,000. On March 31, 2025, Jiangsu Lobo signed an equity transfer agreement with Guo Yafang. On April 21, 2025, the change of industrial and commercial information of Beijing Lobo has been completed, and the data handover was completed with the buyer on the same day. The control of Beijing Lobo has been completely transferred to the buyer.

The sales of the above subsidiaries do not constitute a non-continuing operation business that has a significant impact on the company’s entity operation, financial performance, or involves strategic shift. The sales do not conform to the definition of discontinued operations as stipulated in ASC 205-20-45-1A to 45-1C. Therefore, it is not necessary to disclose the relevant information about discontinued operations in the financial statements in accordance with ASC 205-20-50-5.

Details of the entities disposed were as follows:

	Guangzhou LOBO	Wuxi Jinbang	Beijing LOBO
Total assets	$221,376	$4,572,952	$10,283,923
Total liabilities	842,393	3,322,166	6,611,665
Total net assets	(621,017)	1,250,786	3,672,258
Total noncontrolling interest	-	(187,618)

Subtotal	(621,017)	1,063,168	3,672,258
Total consideration	2,501	1,275,762	3,722,803
Total gain on disposal of subsidiaries	$623,518	$212,594	$50,545

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of LOBO, and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation. In the opinion of the management, the accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024. The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results for the full year. These statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024 and notes thereto and other pertinent information contained in our Annual Report on Form 20-F as filed with the SEC on April 28, 2025.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings and financial position.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including credit loss, the useful lives of property and equipment, impairment of short-term investments, long-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(c) Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

F-7

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Consolidated Balance Sheets amounts, with the exception of equity, on June 30, 2025 and December 31, 2024 were translated at RMB7.1636 to $1.00 and RMB7.2993 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Comprehensive Income and Cash Flows for the six months ended June 30, 2025 and 2024 were RMB7.2526 to $1.00 and RMB7.2150 to $1.00, respectively.

(d) Fair Value Measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, short-term investments, accounts receivable, amounts due from related parties, other current assets, amounts due to related parties, accounts payable and other current payables. Short-term investments are recorded at fair value, based on Level 1 inputs as of June 30, 2025 and December 31, 2024.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f) Accounts receivable

Accounts receivable are stated at the original amount less credit losses, if any, based on a review of all outstanding amounts at period end. The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses” on January 1, 2023. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends, supportable and reasonable future forecast, and changes in its customer payment patterns, and concluded that the adoption has no material impact on the consolidated financial statements and the allowance for credit losses assessed to be immaterial as of June 30, 2025 and December 31, 2024.

F-8

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g) Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the six months ended June 30, 2025 and 2024.

(h) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Production line for e-bicycles	5-10 Years
Furniture, fixtures and office equipment	3-5 Years
Vehicles	4-10 Years

(i) Intangible Assets

We purchase software from third parties and recorded the cost in intangible assets on the consolidated balance sheets.

We amortize the purchased software on a straight-line basis over their estimated useful lives, which is typically 3 years. Amortization expense of Beijing LOBO is included in General and administrative expense, and amortization expense of Guangzhou LOBO is included in cost of revenue on the statements of operations and totaled $315,320 and $359,345 for the six months ended June 30, 2025 and 2024, respectively. We evaluate the purchased software for impairment and did not record impairment losses for the six months ended June 30, 2025 and 2024. Refer to Note 9 – Intangible Assets for additional information regarding our purchased software.

F-9

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(j) Capitalized Software Development Costs

In accordance with ASC 350-40, Internal-Use Software, the Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use when both the preliminary project stage is completed, and it is probable that the software will be used as intended, until the software is available for general release. Capitalized software costs primarily include external direct costs of materials and services utilized in developing or obtaining computer software.

In 2023, the capitalized software for internal use was completed, the capitalized costs is amortized on a straight-line basis over the estimated useful live of three years. The Company reviews the carrying value for impairment whenever facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Refer to Note 8 - Intangible Assets for additional information regarding our capitalized software development costs.

(k) Impairment of Long-lived Assets

In accordance with ASC Topic 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the six months ended June 30, 2025 and 2024.

(l) Value Added Tax

LOBO’s China subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations and Comprehensive Income.

(m) Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”) from January 1, 2019 and used the modified retrospective method for the revenue from sales of self-manufactured e-bicycles.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of electric vehicles and accessories

The Company sells electric vehicles and accessories products to customers across the world. The transaction price in the contract is fixed and reflected in the sales invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

The Company offers customer warranties generally from three months to one year. To estimate reserve for warranties and returns the Company relies on historical sales returns and warranty repair costs. Based on assessment the Company assessed no cost for warranties and returns for the six months ended June 30, 2025 and 2024 for the electric vehicles and accessories segment.

F-10

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Prior to December 2024, the Company generated revenue from the sale of software development and design services. Such revenue was recognized over time using the output method, based on development milestones periodically confirmed by customers. The Company acted as the principal in these arrangements, and each contract contained a single performance obligation. The Company has not generated revenue from software development and design services subsequent to December 2024.

The timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced when the Company has satisfied its performance obligation and has unconditional right to payment. The Company has no contract assets as of June 30, 2025 and December 31, 2024.

Contract liabilities primarily consist of advances from customers. As of June 30, 2025 and December 31, 2024, the Company recognized advances from customers amounted to $1,476,711 and $1,843,976, respectively. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were $1,143,860 and $1,055,869 for the six months ended June 30, 2025 and 2024, respectively.

The Company’s standard warranty on the software development and design services varies from one year to three years or up to 100,000 kilometers of the vehicles that equipped with the software. This warranty primarily includes basic after-sales service, such as software bug fixes. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the software development and design services and therefore, is not a separate performance obligation. The Company analyzed historical warranty claims, and incurred warranty cost of zero and $64,485 for the six months ended June 30, 2025 and 2024, respectively.

(n) Research and Development Expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D expenses primarily consist of employee salary and benefit costs. R&D expenses were $1,053,921 and $245,642 for the six months ended June 30, 2025 and 2024, respectively.

(o) Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

F-11

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,498). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(p) Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets, consolidated statements of changes in shareholders’ equity and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Operations and Comprehensive Income. Non-controlling interest is nil as of December 31, 2024 upon sale of Wuxi Jinbang.

(q) Segment Reporting

On December 11, 2024, the Company completed the disposal of Guangzhou Lobo, the Software Royalties and Development and Design Services segment, which did not meet the criteria to be classified as discontinued operations under ASC 205-20. Following this transaction, beginning in December 2024, the Company operates as a single reportable segment, Electric Vehicles and Accessories Sales.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

(r) Net Income Per Share

Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of Common stock outstanding for the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(s) Comprehensive Income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

F-12

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(t) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(u) Stock-based Compensation

The Company periodically issues shares of its common stock as compensation for services received from its consultants. The fair value is measured on the grant date based on the market price. The fair value amount is recognized as expense when services are required to be provided in exchange for the award. Stock-based compensation expense is recorded in the same expense classifications in the consolidated statements of operations as if such amounts were paid in cash.

(u) Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the FASB issued Accounting Standard Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU require that public business entities on an annual basis 1) disclose specific categories in the rate reconciliation, and 2) provide additional information for reconciling items that meet a quantitative threshold. The amendments require disclosure about income taxes paid by federal, state and foreign taxes, and by individual jurisdictions in which income taxes paid is equal or greater than 5 percent of total income taxes paid. The amendment also requires entities to disclose income or loss from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense or benefit from continuing operations disaggregated by federal, state and foreign. For all public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company will adopt and apply the guidance in fiscal year 2025. There is no material impact expected to our results of operations, cash flows and financial condition at the time of adoption, however the Company is still assessing the disclosure impact.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update require that a public entity disclose on an annual and interim basis, 1) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, 2) an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, and 3) disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. For all public business entities, ASU 2023-07 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company will adopt and apply the guidance in fiscal year 2025. There is no material impact expected to our results of operations, cash flows and financial condition at the time of adoption, however the Company is still assessing the disclosure impact.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. REVENUES AND COST OF REVENUES

The following table identifies the disaggregation of the Company’s revenues for the six months ended June 30, 2025 and 2024, respectively:

	June 30, 2025	June 30, 2024
Revenues
Electric vehicles and accessories sales	$12,091,762	$12,076,334

Software royalties	-	343
Software development and design services	-	55,991

Software royalties and development and design subtotal	-	56,334

Total revenues accounted for under ASC Topic 606	$12,091,762	$12,132,668

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Cost of electric vehicles and accessories revenues consist primarily of cost of products, labor cost, and other overhead expenses. Cost of Software development and design revenues consist primarily of raw material cost, outsourced development cost, and amortization cost of the intangible assets. The following table identifies the disaggregation of the Company’s cost of revenues for the six months ended June 30, 2025 and 2024, respectively:

	June 30, 2025	June 30, 2024
Cost of revenues
Electric vehicles and accessories	$10,149,305	$10,374,282
Software development and design services	-	394,435

Total cost of revenues	$10,149,305	$10,768,717

F-13

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following, and the Company determined that based on the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends, supportable and reasonable forecast and changes in its customer payment patterns, the allowance for credit losses assessed to be immaterial.

	As of
	June 30, 2025	December 31, 2024
Accounts receivable	$2,499,902	$1,506,894

5. INVENTORIES, NET

Inventories consisted of the following:

	As of
	June 30, 2025	December 31, 2024
Finished goods(1)	$3,965,855	$5,018,907
Raw materials(2)	6,537,935	3,573,860
Total Inventory	$10,503,790	$8,592,767

(1)	Finished goods includes electric vehicles and accessories.

(2)	Raw materials mainly include parts, and battery cells.

Based on historical observations, the write-downs were immaterial to be recognized for the inventories for the six months ended June 30, 2025 and 2024.

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of
	June 30, 2025	December 31, 2024
Prepayment to vendors	$3,652,366	$7,079,049
Advances to employees (1)	69,182	26,903
Others (2)	706,854	583,471
Prepaid expenses and other current assets	$4,428,402	$7,689,423

(1)	The balance represented advances that the Company’s subsidiaries have advanced to non-director/officer employees. The advance is interest-free.

(2)	The balance primarily represented a deductible VAT input tax of $479,339 and $233,589 as of June 30, 2025 and December 31, 2024, respectively.

F-14

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	June 30,	December 31,
	2025	2024
Production line for e-bicycles	$942,892	$829,004
Furniture, fixtures and office equipment	51,808	46,665
	994,700	875,669
Less: accumulated depreciation	(199,641)	(147,231)
Property and equipment, net	$795,059	$728,438

For the six months ended June 30, 2025 and 2024, depreciation expense amounted to $49,011 and $125,631 , respectively.

8. INTANGIBLE ASSETS, NET

Intangibles, net consisted of the following:

	As of
	June 30,	December 31,
	2025	2024
Purchased software	$710,616	$697,405
Capitalized software development costs	1,462,568	1,435,378
	2,173,184	2,132,783
Less: accumulated amortization	(1,604,877)	(1,261,739)
Intangible assets, net	$568,307	$871,044

In the software development process, once the preliminary project stage was completed and management committed to funding the software through completion and the software will be used to perform the function intended, the application development stage started. In accordance with ASC 350-40-25, the software development costs incurred in the application development stage were capitalized, and the costs incurred in the preliminary project stage were expensed.

In 2023, the capitalized software for internal use was completed, the capitalized costs is amortized on a straight-line basis over the estimated useful live of three years.

For the six months ended June 30, 2025 and 2024, amortization expense amounted to $315,320 and $378,138 . The Company did not recognize impairment loss for the six months ended June 30, 2025 and 2024.

The following summarizes total future amortization expenses of the purchased software at June 30, 2025:

Year ending June 30,
2025	$268,975
2026	298,497
2027	164
2028	164
2029 and after	507
Total future amortization expense	$568,307

F-15

9. ADVANCES FROM CUSTOMERS

Advances from customers are contract liabilities that represent the Company’s obligation to transfer goods or services to customers for which the Company has received prepayments from the customers. As of June 30, 2025 and December 31, 2024, the Company recorded advances from customers that amounted to $1,476,711 and 1,843,976, respectively. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were $1,143,860 and $1,055,869 for the six months ended June 30, 2025 and 2024, respectively.

10. TAXES PAYABLE

Taxes payable consisted of the following:

	As of
	June 30,	December 31,
	2025	2024
Income tax payable	$447,867	$269,809
Other tax payable	157,263	113,910
Total tax payable	$605,130	$383,719

11. OPERATING LEASE LIABILITIES AND RIGHT OF USE ASSETS

Operating Leases

During the six months ended June 30, 2025 and 2024, the Company entered into multiple operating leases for new offices and facility spaces in China. The Company measured and recorded right of use assets and corresponding operating lease liabilities at the lease commencement dates. The discount rate utilized in such present value calculation was 4.75% based on an estimate of the Company’s incremental borrowing rate.

The Company has made operating lease payments in the amount of $45,511 and $9,337 during the six months ended June 30, 2025 and 2024. Rent expense charged to operations, which differs from rent paid due to rent credits and to increasing amounts of base rent, is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For the six months ended June 30, 2025 and 2024, the Company incurred operating lease expense amounted to $232,535 and $132,362, respectively.

Operating lease liabilities consist of:

	As of
	June 30,	December 31,
	2025	2024
Current portion	$929,017	$768,544
Long term portion	415,821	554,366
Total operating lease liabilities	$1,344,838	$1,322,910

F-16

The following summarizes total future minimum operating lease payments at June 30, 2025:

The periods ending June 30,
2025	$778,706
2026	359,090
2027	161,932
2028	97,334
Thereafter	-
Total minimum lease payments	$1,397,062
Less: present value discount	(52,224)
Present value of minimum lease payments	$1,344,838

As of June 30, 2025 and December 31, 2024, the weighted average discount rate for these leases is 4.75% and 4.75%, and the weighted average remaining term is 25 months and 31 months, respectively.

12. BANK LOAN

In September 2024, the Company’s subsidiary, Tianjin Lobo entered into a line of credit agreement of $410,998 (RMB3.000,000) with a financing company at an annual interest rate of 8.89%. The Company pays principal and interest monthly, and the credit agreement expires on August 31, 2027. $141,419 of the principal is classified as short-term, and remaining $168,718 of the principal is classified as long-term as of June 30, 2025.

In January and April of 2025, the Company’s subsidiary, Jiangsu Lobo entered into a line of credit agreement and has drawn a total of $1,481,385 (at average foreign exchange rate of RMB10,700,000) with a financing company at an annual interest rate between 3.01% and 3.35%. The Company pays interest monthly or quarterly, and pay principal when each tranche of the borrowings expires between Jan and April of 2026. All of the principal of $1,493,662 are classified as short-term as of June 30, 2025.

For the six months ended June 30, 2025 and 2024, the Company recorded interest expenses of $27,833 and $5168, respectively.

13. CONVERTIBLE NOTE

On December 10, 2024, the Company entered into a securities purchase agreement (the “November 2024 SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor (i) an unsecured convertible note (“Convertible Note”), in the principal amount of $1,635,000, bearing interest at a rate of 7% per annum and having a term of one year after the purchase price of the Convertible Note is delivered by the Investor to the Company with an aggregate original issue discount of US$135,000, and (ii) 850,000 Common stock (“Pre-Delivery Shares”) of the Company in aggregate at a price of $0.001 per share, which is for pre-delivery and subject to the Company’s repurchase right upon repayment of the notes. The Investor has the right at any time beginning on the earlier of (a) the date that is six months after the purchase price of the Convertible Note is delivered by the Investor to the Company, and (b) the effective date of the registration statement on Form F-1 to register the Investor’s resale of conversion shares and Pre-Delivery Shares, until the Outstanding Balance (the principal amount plus accrued but unpaid interest, collection and enforcements costs incurred by Lender, transfer, stamp, issuance and similar taxes and fees related to Conversions, and any other fees or charges incurred under this Convertible Note as of any date of determination) has been paid in full, at its election, to convert all or any portion of the Outstanding Balance into Common stock at a conversion price equal to the lower of (a) 80% of the lowest volume weighted average price measured during the period of ten (10) trading days prior to the conversion; and (b) the fixed price of $4.00 per share, subject to the restriction of the floor price of $1.00 per share for the possible future conversions into Common stock. Upon the occurrence of an Event of Default, Holders may accelerate this Note with the Outstanding Balance becoming immediately due and payable in cash, and interest shall accrue on the Outstanding Balance beginning on the date the applicable Event of Default occurred at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law (“Default Interest”).

In addition, the Company may prepay all or a portion of the Convertible Note at any time by paying 110% of the Outstanding Balance elected for pre-payment. From the date of the issuance and sale of the Convertible Note and the Pre-Delivery Shares to the maturity date, the Company can extend the maturity date up to twice, for six months each time, and each exercise of this right will increase the Outstanding Balance by 5%. However, the Company can only exercise the right if: (i) for the first exercise, the Outstanding Balance is $750,000 or less, and for the second, it is $375,000 or less; (ii) no Trigger Event has occurred before the exercise date; (iii) the company has not received a non-qualification letter regarding any Nasdaq listing rule.

On December 13, 2024, the Company completed its issuance and sale of the note and issuance of Pre-Delivery Shares pursuant to the November 2024 SPA. The gross proceeds from the sale of the Convertible Note were $1,635,000, prior to deducting transaction fees and estimated expenses.

The Company has identified and evaluated the embedded features of the convertible notes, and concluded that (i) the Company call option, contingent interest features for event of default, the right to prepay, and event of delisting put option are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance ASC 470.

F-17

As Pre-delivery shares can be separately exercised, i.e. each can continue to exist unchanged when the other is exercised, the Company concluded that they were freestanding. The Pre-delivery Shares are considered a form of stock borrowing facility and are accounted for as own-share lending arrangement. The Company did not receive any proceeds or pay any consideration related to the Pre-delivery Shares, except that the Company received a one-time nominal fee of $850 upon the issuance of the Pre-delivery Shares and will pay the same amount to the investors upon the return of Pre-delivery Shares, respectively. The fair value of the 850,000 shares was based on the Nasdaq trading price on the issuance day, but was limited to the proceeds amount of $1,500,000. The Company accounted for the share lending arrangement as an issuance cost and recorded at fair value upon issuance date against additional paid-in capital of $1,499,150. Although legally issued, the Pre-delivery Shares were not considered outstanding and therefore excluded from basic and diluted loss per share unless default of the share lending arrangement occurs, at which time the Pre-delivery Shares would be included in the basic and diluted loss per share calculation.

During the six months ended June 30, 2025, the Company issued 2,762,744 shares of Common stock upon conversion of $1,382,664 convertible debt principal and accrued interest, and the corresponding debt discount of $1,421,069 was amortized into interest expense.

The amortized cost of the Convertible Note consisted of the following:

Convertible Note Principal- Issued in November 2024	$1,635,000
Debt issuance discount	(135,000)
Debt discount of fair value for pre-delivery Shares	(1,499,150)
Interest accrued	11,970
Convertible Notes Principal and accrued interest as of December 31, 2024	12,820

Amortization of debt discount and fair value for pre-delivery shares	1,421,069
Principal and accrued accrued interest converted into Common stock	(1,382,664)
Convertible Notes Principal and accrued interest as of June 30, 2025	$51,225

14. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the six months ended June 30, 2025 and 2024:

	Name	Relationship
(a)	Huiyan Xie	5.38% shareholder of the Company
(b)	Huajian Xu	CEO of the Company

F-18

Amounts due to related parties

As of June 30, 2025and December 31, 2024,  amounts due from related parties, consisted of the following:

	December 31, 2024	Borrowed	Repaid	Exchange Rate Translation	Reclass to OP	Disposal of Subsidiaries	June 30, 2025
Amounts due to related parties
(a) Huiyan Xie	27,729	345,486	(530,725)	(9,895)	-	(287,421)	120,016
(b) Huajian Xu	684,681	36,999	(650,058)	101	-	-	71,723
Total amounts due to related parties	$712,410	$382,484	$(1,180,782)	$(9,794)	$-	$(287,421)	$191,739

The balances represented interest-free loans payable to shareholders.

F-19

15. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to with holdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong for the six months ended June 30, 2025 and 2024. Therefore, no Hong Kong profit tax has been provided for the six months ended June 30, 2025 and 2024.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision are:

	As of
	June 30, 2025	June 30, 2024
Current	$(170,825)	$(289,039)
Deferred	-	-
Total income tax provision	$(170,825)	$(289,039)

The income tax provision is included in our consolidated statement of operations and comprehensive income.

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the six months ended June 30,
	2025	2024
Net income before provision for income taxes	$(2,451,344)	$(24,208)
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(612,835)	(6,052)

Additional deduction for R&D expenses	(188,480)
Effect of preferential tax of PRC subsidiary	37,849
Changes in valuation allowance	5,360	167,204
Effect of income tax rate differences in jurisdictions other than mainland China	690,514	120,809
Tax effect of non-deductible items	238,417	7,078
Income tax expense	$170,825	$289,039
Effective tax rates	(7)%	(1194)%

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

F-20

As of June 30, 2025 and December 31, 2024, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of June 30, 2025 and December 31, 2024, there was no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

As of June 30, 2025 and December 31, 2024, the Company has net operating loss carried forward of $5,427 and $166,003.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the the six months ended June 30, 2025 and 2024. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2020 to 2024 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

16. EQUITY

(a) Common stock and Additional Paid In Capital

The Company was established under the laws of the British Virgin Islands on October 25, 2021. The authorized number of Common stock was 50,000,000 with par value of $0.001 per share. As of December 31, 2021, the Company’s shareholders have not funded the capital of the Common stock in British Virgin Islands and recorded subscription receivable as of December 31, 2021. The Company’s shareholders have funded the $50,000 capital in British Virgin Islands in October and November, 2022.

Upon the Reorganization event described in Note 1, on March 14, 2022, the Company issued the 5,700,000 Common stock of common stock with par value of $0.001 in exchange for all outstanding common stock of Jiangsu Lobo. The Reorganization has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

On March 1, 2023, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued Common stock of 50,000 to 50,000,000, and decreased the par value of Common stock from $1 to $0.001. Then the shareholders surrendered a pro-rata number of Common stock of 44,300,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding Common stock were 5,700,000 of par value of $0.001 per share. All share and per share data as of December 31, 2022, and for the year ended December 31, 2022 are presented on a retroactive basis.

On September 15, 2023, the Company issued 700,000 shares on a pro-rata basis to the existing shareholders as stock dividend. The fair value of the stock dividend is determined to be $2,212,000 at $3.16 per ordinary share. As of October 15, 2023, the Company has 50,000,000 Common stock authorized, with 6,400,000 Common stock issued and outstanding. The stock dividend, all share and per share data as of December 31, 2022, and for the year ended December 31, 2022 are retroactively adjusted.

In March 21, 2024, the Company issued 1,380,000 shares of common stock at $4.00 per share for a total of $5,520,000 gross processed in its Initial Public Offering (IPO). Net proceeds from the IPO was $3,180,963 including $500,000 indemnification escrow funds recorded in restricted cash, net of expenses primarily including legal fees and audit fees.

On December 11, 2024, the Company issued 850,000 shares of common stock at par value of $0.001 per share to the investors of the convertible note. Refer to Note 13 for details.

In March 2025, the Company issued 500,000 shares of common stock for financial consulting service at fair value of $354,950 at $0.71 per share.

As disclosed in Note 13, during the six months ended June 30, 2025, the Company issued 2,762,744 shares of Common stock upon conversion of $1,421,069 convertible debt principal and accrued interest.

(b) Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Net income after taxation can be made up for the cumulative prior years’ losses, if any before allocated to the “Statutory reserve”. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company. As of June 30, 2025 and December 31, 2024, statutory reserve provided were $279,200 and $464,637, respectively.

(c) Dividends

The Company through its PRC subsidiaries paid cash dividends of nil and nil to its shareholders for the years ended December 31, 2024 and 2023, respectively.

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17. CONCENTRATIONS

Concentrations of Credit Risk

As of June 30, 2025 and December 31, 2024, cash and cash equivalents balances in the PRC are $1,424,211 and $1,379,434, respectively, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by The People’s Bank of China (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $70,692). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of June 30, 2025 and December 31, 2024:

	As of		As of
	June 30,		December 31,
	2025		2024
	Amount	% of Total	Amount		% of Total
A	$500,249	20.01%	$	*	*	%
B	489,332	19.57%		795,879	52.82%
C	378,980	15.16%		*	*	%
D	374,882	15.00%		*	*	%
E	262,855	10.51%		*	*	%
F	*	* %		316,273	20.99%
Total	$2,006,298	80.25%		$1,112,152	73.81%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended June 30, 2025 and 2024.

	For the six months ended June 30,
	2025			2024
Customer	Amount	% of Total		Amount	% of Total
A	$3,607,257	29.83%		$3,022,476	24.91%
B	*	*	%	2,050,295	16.90%
C	*	*	%	1,298,049	10.70%
Total	$3,607,257	29.83%		$6,370,820	52.51%

The following table sets forth information as to each supplier that accounted for 10% or more of accounts payable as of June 30, 2025 and December 31, 2024:

	As of		As of
	June 30,		December 31,
	2025		2024
Suppliers	Amount	% of Total	Amount	% of Total
A	$404,718	25.24%	$417,196	18.81%
B	330,361	20.60%	324,219	14.62%
C	230,211	14.36%	225,931	10.19%
D	*	* %	724,946	32.69%
E	*	* %	273,999	12.35%
Total	$965,290	60.20%	1,966,291	88.66%

*	represented the percentage below 10%

There following table sets forth information as to each supplier that accounted for 10% or more of total purchase during the six months ended June 30, 2025 and 2024:

	For the six months ended June 30,
	2025			2024
Suppliers	Amount	% of Total		Amount		% of Total
A	$1,266,176	10.82%		$	*	* %
B	*	*	%		2,301,768	17.54%
C	*	*	%		1,811,820	13.80%
D	*	*	%		1,438,856	10.96%
Total	$1,266,176	10.82%			5,552,444	42.30%

18. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through September 3, 2025, which was the date of the issuance of the consolidated financial statements, and determined that no events would have required adjustment or disclosure in the consolidated financial statements other than that discussed above.

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